INVINCIBLE ENTERTAINMENT CORP.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Invincible Entertainment Corp.
Flourtown, Pennsylvania

We have reviewed the accompanying consolidated financial statements of Invincible Entertainment Corp. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2023 and December 31, 2022, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 22, 2024
Los Angeles, California

INVINCIBLE ENTERTAINMENT CORP.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 111,439	$ 27,069
Acccounts Receivable, net	556,660	182,048
Inventory	3,062	3,062
Prepaids and Other Current Assets	21,053	3,750
Total Current Assets	**692,214**	**215,929**
Property and Equipment, net	724,916	315,622
Intangible Assets	21,156,954	23,878,746
Total Assets	**$ 22,574,084**	**$ 24,410,297**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 713,240	$ 169,075
Credit Cards	5,988	31,233
Current Portion of Loans and Notes	129,634	21,143
Other Current Liabilities	659,852	258,987
Total Current Liabilities	**1,508,714**	**480,438**
Promissory Notes and Loans	500,000	19,434
Total Liabilities	**2,008,714**	**499,872**
STOCKHOLDERS EQUITY		
Common Stock	39	33
Series A Preferred Stock	81	81
Series B Preferred Stock	3	3
Additional Paid in Capital	27,296,405	27,310,499
Members' Contribution	-	-
Retained Earnings/(Accumulated Deficit)	(6,731,158)	(3,400,191)
Total Stockholders' Equity	**20,565,370**	**23,910,425**
Total Liabilities and Stockholders' Equity	**$ 22,574,084**	**$ 24,410,297**

See accompanying notes to financial statements.

INVINCIBLE ENTERTAINMENT CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 1,171,946	$ 950,999
Cost of Revenue	517,294	457,365
Gross Profit	**654,652**	**493,634**
Operating Expenses:		
Depreciation and Amortization	2,840,615	2,822,327
General and Administrative	990,171	682,832
Sales and Marketing	46,560	20,067
Total Operating Expenses	**3,877,346**	**3,525,226**
Operating Loss	**(3,222,694)**	**(3,031,592)**
Interest Expense	43,447	3,436
Other Loss/(Income)	64,826	-
Income/(Loss) before provision for income taxes	**(3,330,967)**	**(3,035,028)**
Provision/(Benefit) for income taxes	-	-
Net Loss	**$ (3,330,967)**	**$ (3,035,028)**

See accompanying notes to financial statements.

INVINCIBLE ENTERTAINMENT CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Series A Preferred Stock Shares	Amount	Series B Preferred Stock Shares	Amount	Additional Paid In Capital	Members' Contribution	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	-	$ -	-	$ -	-	$ -	$ -	$ 20,811,450	$ (365,163)	$ 20,446,287
Conversion from LLC into Corporation and Issuance of Stock	3,313,950	33	8,127,459	81	325,158	3	27,306,503	(20,811,450)	-	6,495,170
Share-Based Compensation							3,996			3,996
Net income/(loss)									(3,035,028)	(3,035,028)
Balance—December 31, 2022	3,313,950	$ 33	8,127,459	$ 81	325,158	$ 3	$ 27,310,499	$ -	$ (3,400,191)	$ 23,910,425
Issuance of Stock	626,830	6	-	-	-	-	-	-	-	6
Capital Distribution	-	-	-	-	-	-	(18,890)	-	-	(18,890)
Share-Based Compensation	-	-	-	-	-	-	4,796	-	-	4,796
Net income/(loss)	-	-	-	-	-	-	-	-	(3,330,967)	(3,330,967)
Balance—December 31, 2023	3,940,780	$ 39	8,127,459	$ 81	325,158	$ 3	$ 27,296,405	$ -	$ (6,731,158)	$ 20,565,370

See accompanying notes to financial statements.

INVINCIBLE ENTERTAINMENT CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (3,330,967)	$ (3,035,028)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	95,815	1,425
Amortization of Intangibles	2,744,800	2,820,902
Share-based Compensation	4,802	3,996
Changes in operating assets and liabilities:		
Acccounts receivable, net	(374,612)	(123,637)
Prepaids and Other Current Assets	(17,303)	478
Accounts Payable	544,165	141,185
Credit Cards	(25,245)	31,233
Other Current Liabilities	400,865	257,250
Net cash provided/(used) by operating activities	**42,320**	**97,804**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(505,109)	(292,637)
Purchases of Intangible Assets	(23,008)	(6,388,794)
Net cash provided/(used) in investing activities	**(528,117)**	**(6,681,431)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	-	6,495,170
Capital Distribution	(18,890)	-
Borrowing on Promissory Notes and Loans	610,300	40,577
Repayment of Promissory Notes and Loans	(21,243)	
Net cash provided/(used) by financing activities	**570,168**	**6,535,747**
Change in Cash	84,370	(47,880)
Cash—beginning of year	27,069	74,949
Cash—end of year	**$ 111,439**	**$ 27,069**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 43,447	$ 3,436

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Invincible Entertainment Corp. was incorporated on August 4, 2022 in the state of Delaware. The company has two wholly-owned subsidiaries: Invincible Entertainment Partners LLC (organized on May 1, 2014 in the state of Pennsylvania) and YTA Networks LLC (organized on September 20, 2022 in the state of Pennsylvania). The consolidated financial statements of Invincible Entertainment Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Flourtown, Pennsylvania.

Invincible Entertainment Corp. is a content distribution company with its own library. IEC distributes its own and other third party content through theatres and third party platforms such as Tubi and Amazon, as well as its own streaming platform, GalxyTV and YTA, a broadcast station. Invincible also provides production and channel management services. Key revenue sources are royalties, ad revenues from AVOD and broadcast, paid programming and network fees from broadcast, and channel management services.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer	5 years
Machinery & Equipment	5 years
Software	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets with finite lives, such as goodwill and licenses which are amortized on a straight-line basis over their estimated useful lives.

Internally Developed Software

The Company incurs internal use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility with all costs incurred prior to this stage being expensed as incurred.

Goodwill

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired and liabilities assumed.

Effective January 1, 2022, the Company adopted the alternative for goodwill available to private companies under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350- 20 – Goodwill, and the accounting alternative for business combinations available to private companies under FASB ASC 805-20 – Business Combinations. Accordingly, the Company began amortizing goodwill on a straight-line basis over ten years and does not recognize the following intangible assets separate from goodwill: (1) customer related intangible assets unless they are capable of being sold or licensed independently from the other assets of the business and (2) assembled workforce.

Income Taxes

Invincible Entertainment Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with

Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer and services are rendered to the customer.

Cost of Revenue

Costs of goods sold include the cost of broadcast, distribution expense, and production expense and royalties fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $46,560 and $20,067, which is included in sales and marketing expense.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 22, 2024, which is the date the financial statements were issued.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2023		2022
Finished goods		3,062		3,062
Total Inventory	$	**3,062**	$	**3,062**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2023		2022
Prepaid expenses		13,750		3,750
Other current asset		7,303		-
Total Prepaids and Other Current Assets	$	**21,053**	$	**3,750**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2023		2022
Payroll payable	$	614,126	$	258,987
Other current liabilities		45,726		
Total Other Current Liabilities	$	**659,852**	$	**258,987**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2023		2022
Computer	$	15,764	$	12,799
Machinery & Equipment		502,144		
Software		314,871		314,871
Property and Equipment, at Cost		**832,779**		**327,670**
Accumulated depreciation		(107,863)		(12,048)
Property and Equipment, Net	$	**724,916**	$	**315,622**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2023 and 2022 was in the amount of $95,815 and $1,425, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023 and December 31, 2022, intangible asset consist of:

As of December 31,		2023		2022
Goodwill	$	26,411,802	$	26,388,794
Software - Internally Developed		69,208		-
Perpetual License		518,091		518,091
Intangible Assets, at cost		**26,999,101**		**26,906,885**
Accumulated Amortization		(5,772,939)		(3,028,139)
Intangible Assets, net	$	**21,226,162**	$	**23,878,746**

Entire intangible assets have been amortized. Amortization for the fiscal year ended December 31, 2023 and 2022 was in the amount of $2,744,800 and $2,820,902, respectively.

Internally developed software costs includes direct expenses related to development of applications for connectivity with main stream TV brands. The software is currently under development and amortization will start once the software is fully developed and available for use.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period		Amortization Expense
2024	$	2,744,800
2025		2,744,800
2026		2,744,800
2027		2,744,800
Thereafter		10,246,962
Total	$	**21,226,162**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock at a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 3,940,780 and 3,313,950 shares were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 8,127,459 shares of Series A and 325,158 shares of Series B have been issued and are outstanding.

8.   SHAREBASED COMPENSATION

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$	-	-
Granted	250,000	$	2.00	
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	250,000	$	2.00	9.13
Exercisable Options at December 31, 2022	104,167	$	2.00	9.13
Granted	-	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	250,000	$	2.00	8.13
Exercisable Options at December 31, 2023	229,167	$	2.00	8.13

Stock option expense for the years ended December 31, 2023 and December 31, 2022 was $4,796 and $3,996, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

				For the Year Ended December 2023					For the Year Ended December 2022				
Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
$ 500,000	12.50%	5/11/2023	5/11/2026	$ 40,068	-	$ -	$ 500,000	$ 500,000	$ -	$ -	$ -	$ -	$ -
$ 57,750		5/2/2022	30 months	$ -	-	$ 19,434	$ -	$ 19,434	$ -	$ -	$ 21,143	$ 19,434	$ 40,577
$ 110,300	3.75%	7/15/2020	7/15/2050	$ -	-	$ 110,200	$ -	$ 110,200	$ -	$ -	$ -	$ -	$ -
				$ 40,068	$ -	$ 129,634	$ 500,000	$ 629,634	$ -	$ -	$ 21,143	$ 19,434	$ 40,577

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 129,634
2025	-
2026	500,000
2027	-
2028	-
Thereafter	-
Total	$ 629,634

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (1,032,267)	$ (940,555)
Valuation Allowance	1,032,267	940,555
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (2,051,536)	$ (1,019,269)
Valuation Allowance	2,051,536	1,019,269
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,619,992, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,619,992. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

There are no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through May 22, 2024, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

14. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,222,694, and liquid assets in cash of $111,439, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.